U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. 9 )

clickNsettle.com, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

18682E-205
(CUSIP Number)

Roy Israel c/o National Arbitration and Mediation, Inc. 990 Stewart Avenue, First Floor Garden City, New York 11530 (516) 941-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

SCHEDULE 13D
CUSIP No. 18682E-205

1		NAME OF REPORTING PERSONS Roy Israel S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (see Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- (see Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see Item 5) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 2 of 4 Pages)

SCHEDULE 13D
CUSIP No. 18682E-205

1		NAME OF REPORTING PERSONS Carla Israel S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (see Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- (see Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 3 of 4 Pages)

Explanatory Note

The purpose of this amendment is to update certain information contained in Item 5.

Item 5.	Interest in Securities of the Issuer

A. On September 26, 2007, pursuant to a stock purchase agreement, Mr. Israel sold 3,401,978 shares of Common Stock in a private transaction to Glenn L. Halpryn, individually and as agent for certain investors, for a price of $0.1141 per share. See Exhibit A for the Stock Purchase Agreement. As Mr. Israel sold all of the shares that he owned as part of this transaction, he no longer owns any shares of clickNsettle.com, Inc. Common Stock nor does he own any options.

B. On September 26, 2007, pursuant to a stock purchase agreement, Mrs. Israel sold 123,810 shares of Common Stock in a private transaction to Glenn L. Halpryn, individually and as agent for certain investors, for a price of $0.1141 per share. See Exhibit A for the Stock Purchase Agreement. As Mrs. Israel sold all of the shares that she owned as part of this transaction, she no longer owns any shares of clickNsettle.com, Inc. Common Stock nor does she own any options.

Item 7.	Material To Be Filed As Exhibits
Exhibit A - Stock Purchase Agreement dated September 26, 2007*

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2007 /s/ Roy Israel Roy Israel September 27, 2007 /s/ Carla Israel Carla Israel

* Filed herein

(Page 1 of 4 Pages)

EXHIBIT A

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into this 26th day of September, 2007 by and among Roy Israel, Carla Israel, Pat Giuliani-Rheaume, Willem Specht and ISO Investment Holdings, Inc., a Delaware corporation, (collectively, the “Sellers”) and Glenn L. Halpryn, individually and as agent for certain investors (the “Purchaser”).

WHEREAS, Sellers are the sole record and beneficial owners of 5,128,254 shares of common stock of $.001 par value per share (representing 51.65% of the outstanding common stock) of clickNsettle.com, Inc., a Delaware corporation (the “Company”) and wish to sell all of those shares (the “Stock”); and

WHEREAS, Purchaser wishes to purchase Stock from Sellers in a private sale that is not part of a distribution or public offering;

NOW, THEREFORE, the parties hereto agree as follows:

1.
Agreement to Purchase and Sell the Stock. Sellers are selling to Purchaser and Purchaser is purchasing from Sellers the Stock for a purchase price of Five Hundred Eighty Five Thousand Dollars ($585,000)(the “Purchase Price”) simultaneously with the execution of this Agreement in a private sale exempt from registration under Section 4(1) of the Securities Act of 1933, as amended (the "Act").

2.
Closing And Payment. Sellers are delivering to Purchaser original stock certificates evidencing the Stock to be purchased hereunder, along with stock powers executed in blank. Purchaser has delivered to Sellers the Purchase Price by wire transfer, cashier’s check, or by such other means as the parties have agreed upon in writing.

3.
Representations and Warranties of Sellers. Each Seller, severally and not jointly hereby represents and warrants to Purchaser that the statements in Sections 3.1 through 3.3 are all true and complete, solely as to such Seller, as of the date hereof. Roy Israel, Pat Giuliani-Rheaume and Willem Specht hereby represent and warrant that the statements in the remaining subsections of this Section 3 are true and complete as of the date hereof:

3.1
Authority; Due Authorization. This Agreement has been duly and validly executed and delivered by such Seller, and upon the execution and delivery by Purchaser of this Agreement and the performance by Purchaser of its obligations herein, will constitute, a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors’ rights or by general principles of equity.

3.2
No Conflicts. The execution and delivery by such Seller of this Agreement does not, and the performance by such Seller of his, her or its obligations under this Agreement and the consummation by such Seller of the transactions contemplated hereby will not, conflict with or result in a violation or breach of any of the terms, conditions or provisions of any other agreement to which such Seller is a party.

3.3
Title to Securities. Such Seller is the sole record and beneficial owners of the number of shares of Stock and has sole managerial and dispositive authority with respect to the number of shares of Stock set forth next to such Seller’s name on Schedule 3.3. Such Seller has not granted any person a proxy with respect to the Stock owned by such Seller that has not expired or been validly withdrawn. The sale and delivery by such Seller of the Stock to Purchaser pursuant to this Agreement will vest in Purchaser legal and valid title to the number of shares of Stock set forth next to such Seller’s name on Schedule 3.3, free and clear of all liens, security interests, adverse claims or other encumbrances of any character whatsoever (“Encumbrances”) (other than Encumbrances created by Purchaser and restrictions on resales of the Shares under applicable securities laws).

3.4
Valid Issuance. The Common Stock being purchased by the Purchaser hereunder is duly and validly issued, fully paid, and non-assessable and in each instance have been issued in accordance with the registration requirements of applicable securities laws, including, without limitation, the Securities Act of 1933, as amended (the “Act”), or valid exemptions therefrom.

3.5	Corporate Documents. The Company’s current certificate of incorporation and bylaws as of the date hereof have previously been provided to the Purchaser.

3.6	The Company. The Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.7
Capitalization of the Company.  The authorized capital stock of the Company consists of a total of 300,000,000 (three hundred million) shares of Common Stock, $.001 par value (the “Common Stock”) of which there are 9,929,212 shares outstanding, 252,492 treasury shares and 5,000,000 (five million) shares of Preferred Stock, $.001 par value of which there are no shares outstanding. There are no commitments to issue, and there are no outstanding warrants, options, convertible securities or debt, preferred stock, or any other securities other than as set forth on Exhibit B to this Agreement. There are no conversion or exchange privileges, preemptive rights, or other rights or agreements to purchase or otherwise acquire or issue any securities of the Company, and there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security of the Company or any instrument or security exercisable or exchangeable for, or convertible into any security of the Company. There are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act of 1933. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the transfer of the Stock as described in this Agreement. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

3.8
Subsidiaries.  The Company does not own, directly or indirectly, any capital stock or other equity securities of any other corporation, partnership, limited liability company, association or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

3.9
Financial Statements. The Company’s financial statements (the “Financial Statements”) contained in the Company’s filings with the Securities and Exchange Commission (the “Filings”) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated and with each other, except that the unaudited Financial Statements do not contain all footnotes required by U.S. GAAP. The Financial Statements fairly present the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities (contingent or otherwise). Except as disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with U.S. GAAP until Closing.

3.10
No Conflicts.  The Company is not in violation of, in conflict with, in breach of or in default under any term or provision of, and no right of any party to accelerate, terminate, modify or cancel has come into existence under, (i) its Certificate of Incorporation or By-laws (each as may have been amended, supplemented or restated), (ii) any provision of any judgment, writ, injunction, decree or order to which the Company is a party; or (iii) any law, statute, rule or regulation applicable to the Company.

3.11
Litigation.  There is no action, suit, proceeding or investigation pending or, to the best knowledge of Sellers, currently threatened against the Company. There is no action, suit, proceeding or investigation pending or, to the best knowledge of Sellers, currently threatened against the Company before any court or by or before any governmental body or any arbitration board or tribunal, nor is there any judgment, decree, injunction or order of any court, governmental department, commission, agency, instrumentality or arbitrator against the Company. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate. When any reference to the “knowledge” or “best knowledge” of the Company or Sellers is made in this Agreement, such terms shall mean the knowledge that would be gained from due inquiry into the matters referenced.

3.12
Brokers’ Fees and Commissions.  None of the Company, its officers, directors, employees, stockholders, agents, representatives, or any Seller has employed any investment banker, broker, or finder in connection with the transactions contemplated by this Agreement and no person or entity is entitled to a fee from the Company or the Sellers with respect to the transactions contemplated by this Agreement.

3.13
Securities Laws.  The Company has complied in all respects with applicable federal securities laws, rules and regulations, including the Sarbanes Oxley Act of 2002, as such laws, rules and regulations apply to the Company and its securities. All shares of capital stock of the Company have been issued in accordance with applicable federal securities laws, rules and regulations. There are no stop orders in effect with respect to any of the Company’s securities.

3.14
Books and Financial Records. All the accounts, books, registers, ledgers, Board minutes and financial and other material records of whatsoever kind of the Company have been fully, properly and accurately kept and completed; there are no material inaccuracies or discrepancies of any kind contained or reflected therein; and the records give and reflect a true and fair view of the financial, contractual and legal position of the Company.

3.15	Employee Benefit Plans. The Company does not have any “Employee Benefit Plan” as defined in the U.S. Employee Retirement Income Security Act of 1974 or similar plans under applicable laws.

3.16
Tax Returns, Payments and Elections. The Company has timely filed all Tax (as defined below) returns, statements, reports, declarations and other forms and documents (including, without limitation, estimated Tax returns and reports and material information returns and reports) (“Tax Returns”) required pursuant to applicable law to be filed with any Tax Authority (as defined below), all such Tax Returns are accurate, complete and correct in all material respects, and the Company has timely paid all Taxes due. The Company has withheld or collected from each payment made to each of its employees, the amount of all Taxes (including, but not limited to, United States income taxes and other foreign taxes) required to be withheld or collected therefrom, and has paid the same to the proper Tax Authority. For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any United States, local or foreign governmental authority or regulatory body responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person.

3.17
Minute Books. The minute books of the Company contain a complete summary of all meetings of directors and stockholders since the time of incorporation of such company and reflect all transactions referred to in such minutes accurately in all material respects.

3.18
Labor Agreements and Actions; Employee Compensation. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or has sought to represent any of the employees, representatives or agents of the Company.

3.19
‘34 Act Reports. To the best knowledge of the Sellers, none of the Company’s Filings contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, in light of the circumstances in which they were made.

3.20	No Liabilities. The Company does not incur any liabilities except costs associated with the transaction contemplated by this Agreement and the costs of being a public company.

3.21
Certain Transactions. No Seller, and no officer or director of the Company, is presently a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any Seller or any officer or director or any corporation, partnership, trust or other entity in which any Seller, officer or director has an interest or is an officer, director, trustee or partner.

3.22
Chief Financial Officer. Pat Giuliani-Rheaume will remain as the Chief Financial Officer of the Company until five business days following the filing of the Company’s Form 10-QSB for the quarter ending September 30, 2007.

3.23	Resignations of Officers and Directors. All officers except Pat Giuliani-Rheaume and all directors have tendered their resignations effective on the date of this Agreement.

3.24	Releases. Each Seller, except ISO Investment Holdings, Inc., has released the Company from liability for all events occurring prior to the date of this Agreement.

4.
Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Sellers that the statements in the following paragraphs of this Section 4 are all true and complete as of the date hereof:

4.1
Exempt Transaction.  Purchaser understands that the offering and sale of the Stock is intended to be exempt from registration under the Act and exempt from registration or qualification under any state law.

4.2
Authorization. Purchaser represents that it has full power and authority to enter into this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser, and upon the execution and delivery by Sellers of this Agreement and the performance by Sellers of their obligations herein, will constitute, a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy or insolvency laws or other laws affecting enforcement of creditors’ rights or by general principles of equity.

4.3
Purchase for Own Account. The Stock purchased by Purchaser hereunder will be acquired for investment by Purchaser’s investment group and not with a view to the public resale or distribution thereof, and Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same to any person or entity outside the Purchaser’s investment group.

4.4	Investment Experience. The Purchaser understands that the purchase of the Stock involves substantial risk.

4.5
Accredited Investors. Glenn L. Halpryn and all other persons or entities for whom Glenn L. Halpryn is acting as agent are “accredited investors” within the meaning of Rule 501 of Regulation D of the Act and are purchasing for their own account and not with a view toward distribution. Glenn L. Halpryn and all other persons or entities for whom Glenn L. Halpryn is acting as agent are able to bear the economic risks of this investment. The Purchaser has been provided with all information requested by the Purchaser and has had the opportunity to ask questions and has received answers from officers and directors of the Company.

5.	Indemnification.

5.1
Indemnification by Sellers. For eighteen months after the Closing Date, Roy Israel, Carla Israel, Pat Giuliani-Rheaume and Willem Specht (“Indemnitors”), severally and not jointly, shall, to the full extent permitted by law, indemnify and hold harmless Purchaser against any losses, claims, damages, expenses or liabilities (together, "Losses"), up to an aggregate of $585,000, to which Purchaser may become subject under the Act or otherwise, insofar as such Losses arise out of any breach of the representations, warranties or covenants contained in this Agreement. Each Indemnitor’s maximum liability shall be equal to the portion of the Purchase Price received by such Indemnitor plus each Indemnitor’s proportionate share of the Purchase Price allocated to ISO Investment Holdings, Inc., which results in the following maximum liability for each Indemnitor:

Roy Israel	$531,924.56
Carla Israel	19,357.64
Patricia Giuliani-Theaume	16,858.90
Willem Specht	16,858.90
Total	$585,000.00

5.2
Indemnification by NAM. National Arbitration and Mediation, Inc., a New York corporation (“NAM”), shall indemnify and hold harmless Purchaser against any losses, claims, damages, expenses or liabilities to which Purchaser may become subject insofar as such Losses arise out of any obligation of the Company that NAM assumed in connection with the Company’s sale of assets to NAM in 2005 or in connection with any other transaction between the Company and NAM.

5.3
Indemnification by Purchaser. Purchaser shall indemnify and hold harmless Sellers against any losses, claims, damages, expenses or liabilities to which Sellers may become subject insofar as such Losses arise out of any breach of the representations, warranties or covenants contained in this Agreement.

6.	General Provisions.

6.1	Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

6.2
Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. A telefaxed copy of this Agreement shall be deemed an original.

6.3
Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.4	Costs, Expenses. Each party hereto shall bear its own costs in connection with the preparation, execution and delivery of this Agreement.

6.5
Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Sellers and the Purchaser. No delay or omission to exercise any right, power, or remedy accruing to Purchaser, upon any breach, default or noncompliance of Sellers under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. All remedies, either under this Agreement, by law, or otherwise afforded to Purchaser, shall be cumulative and not alternative.

6.6
Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

6.7
Entire Agreement. This Agreement, together with all exhibits and schedules hereto, and the letter of intent dated August 21, 2007 constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

6.8
Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or Sellers, Purchaser and Sellers shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.9	No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

7.
Governing Law; Jurisdiction. Any dispute, disagreement, conflict of interpretation or claim arising out of or relating to this Agreement, or its enforcement, shall be governed by the laws of the State of New York. Sellers and Purchaser hereby irrevocably and unconditionally submit to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to above. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first written above.

SELLERS /s/ Roy Israel Roy Israel /s/ Carla Israel Carla Israel /s/ Pat Giuliani-Rheaume Pat Giuliani-Rheaume /s/ Willem Specht Willem Specht

ISO INVESTMENT HOLDINGS, INC. By_/s/ Kenneth E.Thompson Print Name Kenneth E.Thompson Title Vice President and Secretary

With respect to Section 5.2 only NATIONAL ARBITRATION & MEDIATION, INC.

By:	/s/ Roy Israel
Roy Israel, President

PURCHASER

By:	/s/ Glenn L. Halpryn
Glenn L. Halpryn, individually and as agent for certain investors who are purchasing all of the stock of the Sellers

SCHEDULE 3.3

SELLER	NUMBER OF SHARES

Roy Israel	3,401,978 shares
Carla Israel	123,810 shares
ISO Investment Holdings, Inc.	1,322,466 shares
Patricia Giuliani-Rheaume	140,000 shares
Willem Specht	140,000 shares
5,128,254 shares

1

Options

Exhibit B
Options, warrants and Convertible and Exchangeable Securites

Summary by price for Options outstanding as of 9/26/07:

# of Options	Option Price	Expiration
75,000	0.050	6/30/2014
75,000	0.108	6/30/2013
15,000	0.155	6/30/2011
24,990	0.200	6/28/2012
5,000	0.782	6/30/2009
4,000	1.125	6/30/2008
15,000	2.469	6/30/2010

213,990

1